

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Jesus Malave
Chief Financial Officer
Lockheed Martin Corp.
6801 Rockledge Drive
Bethesda, MD 20817

   Re: Lockheed Martin Corp.
    Form 10-K for Fiscal Year Ended December 31, 2023
    Filed January 23, 2024
    File No. 001-11437

Dear Jesus Malave:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Geopolitical and Economic Environment, page 30

1. Your disclosure indicates that you continue to work to minimize the impact of supply chain challenges. In future filings, please describe the actions you have taken, or expect to take, to mitigate supply chain challenges. Additionally, we note that supply chain challenges have adversely impacted your performance and your 2023 financial results. To the extent there have been material impacts to your results of operations, revise future results of operations discussions to quantify such impacts.

Business Segment Results of Operations, page 36

2.   Your disclosures on pages 39 and 64 identify several factors which may favorably or unfavorably impact your profit booking rates while your discussion regarding cost of sales merely cites changes in profit booking rates as the primary reason for changes in cost of sales. In future filings revise your discussion to identify the contributing factors driving the profit booking rate adjustments and the material factors contributing to the changes in the profit booking rate in the periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing